July 18, 2005

Mr. Craig Wilson, Senior Assistant Chief Accountant
Ms. Christine Davis, Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Sent via EDGAR

Dear Mr. Wilson:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated June 14, 2005 relating to International Microcomputer Software, Inc.’s (the “Company”) Form 10-KSB for the fiscal year ended June 30, 2004 filed on September 13, 2004 and International Microcomputer Software, Inc.’s Form 8-K filed May 18, 2005 (File No. 000-15949).

We appreciate your review comments to assist us in our compliance with the applicable disclosure requirements. Management and the Board are committed to fulfilling our obligations to the public.

In connection with responding to the Commission’s comments dated June 14, 2005, the Company acknowledges that:

A.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

B.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

C.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the Staff’s comments followed by our responses.

ITEM 1.

Comment: We note that you recognize revenue from resellers at the time of the sale and revenue from distributors when the product sells through to the retailer or end user. Explain to us why your revenue recognition policies differ for these customers that represent your indirect sales channels. Support these policies by referring to the relevant contract terms and explaining how and when each of the criteria in paragraph 8 of SOP 97-2 are met in order to recognize revenue under each type of arrangement.

Answer: We will first discuss resellers and then distributors and their differing revenue treatments. We sell our products to resellers, which are typically businesses that analyze the software needs of, and provide software solutions to, their clients. Resellers, therefore, sell only to end-users. Resellers buy our products in limited quantities and have a very low historical rate of return. The effective terms are found on the back of the IMSI invoice which provide for warranty and misshipment returns and stock balancing programs to approved resellers but offers no general right of return. (The full text of terms are on the back of our invoice. A copy of our standard invoice used in this period has been sent by courier to your address as illustrative materials.) Revenue from sales to resellers is recorded at the time of the sale, net of estimated returns. Estimated returns are based on a review of historical returns for that customer class. This policy is in conformity with the four revenue recognition requirements of paragraph 8 of SOP 97-2, as follows:

Persuasive evidence of an arrangement exists. The sales arrangement between IMSI and the reseller is documented by a purchase order that is received from the reseller requesting shipment of a certain number of units of certain products at certain prices.

Delivery has occurred. All products are shipped to the resellers F.O.B. Shipping Point, which indicates that title to the shipment passes to the buyer when the goods leave the shipper’s dock.

The vendor’s fee is fixed or determinable. After the product has been shipped as documented by a shipping manifest, an invoice is generated that incorporates the information on both the purchase order and shipping manifest. The products delivered to the customer at the price indicated on the purchase order in the amount indicated on the shipping manifest comprise the fixed fee that is owed.

Collectibility is probable. Customer accounts are monitored for timely payment. In-depth analysis is performed on a regular basis to determine the adequacies of accounts receivable reserves and adjustments are made based on this analysis.

We also sell our products to distributors, which are businesses that sell a multitude of hardware and software products to retailers. Historical rates of returns from distributors have varied significantly and as a result our accounting for sales to distributors is designed to mitigate the risks of over-statement of revenues. For these reasons, revenue from sales to distributors is recognized only when the product sells through to retailers and end users. This policy is followed because of the following -

•	Distributors will not pay invoices until they sell the products(s) to their customers.

•	Distributors exercise the right to return any product purchased, if in the original packaging, either contractually or based on common practice.

This “revenue on sell-through” policy is in conformity with the revenue recognition requirements of paragraph 8 of SOP 97-2, as follows:

The vendor’s fee is fixed or determinable. Collectibility is probable. Insofar as the distributors will not pay invoices for goods that they have in their warehouses, the invoice itself cannot be considered as a fixed amount owing from the distributor that will probably be paid. It is not until the distributor ships the product(s) to their customers that we meet the criteria that the amount owing can be determined and that collectibility is probable.

Recently some of our product shipments to distributors have been made on a consignment basis. Accordingly, revenue is recognized based on the reports from these distributors of their sales of the consigned products.

Distributors and resellers have different characteristics which must be analyzed and revenue recognized according to those facts. As a result of the above, we believe that our revenue recognition policies are in accordance with the revenue recognition guidelines and appropriate based on the facts and circumstances of those sales.

ITEM 2.

Comment: Tell us more about your OEM contracts and your republishing arrangements. Describe the products and services provided and the material contract terms offered. Refer to the accounting literature that supports your revenue recognition policies for OEM contracts and republishing arrangements and explain to us how your policies comply with that literature.

Answer: Revenue from republishing agreements will be discussed first because of its relative size compared to OEM. We enter into republishing agreements with domestic and international distributors whereby we provide master copies of our products that may be used to create copies of our software products. The distributors manufacture, package, sell and ship these copies that they produce. They then owe us a percentage of their sales as royalties. These agreements are typically for a year or longer.

Many of these agreements obligate the distributors to pay us a minimum guaranteed royalty amount, typically on a monthly basis. Royalties that are owed from the sale of our products are offset against these payments. Any royalties earned in excess of the minimum amount are paid to us, usually on a quarterly or annual basis. We have no contractual obligation to refund any minimum amounts paid in excess of royalties earned and have never done so.

In recognizing the revenue derived from these agreements that require republishers to make minimum guaranteed payments, we apply the criteria of paragraph .08 of SOP 97-2, which states:

•	Persuasive evidence of an arrangement exists. This occurs with the signing of the agreement.

•	Delivery has occurred. Delivery consists of providing master copies of the products licensed to the republisher.

•
The vendor’s fee is fixed or determinable. We recognize the minimum guaranteed payments stipulated by the agreement when these payments are due, typically on a monthly basis. We do not recognize the total of the guaranteed payments when we deliver the masters stipulated in the agreement for two reasons:

1)
We usually release new versions of each of our products annually and the republisher making minimum guaranteed payments is typically entitled to a master of the new product. We therefore apply the criteria of paragraphs .48 and .49 of SOP 97-2, which state -

“.48 As part of a multiple-element arrangement with a user, a vendor may agree to deliver software currently and to deliver unspecified additional software products in the future. .49 The software elements of the kind of arrangements discussed in paragraph .48 should be accounted for as subscriptions . . and all software product-related revenue from the arrangement should be recognized ratably over the term of the arrangement beginning with the delivery of the first product.”

2)	At times, these agreements are amended, including the amounts of future guaranteed minimum payments. We therefore only recognize the guaranteed minimum payments that have become due during each month.

•	Collectibility is probable.

In recognizing the revenue derived from agreements that do not require republishers to make minimum guaranteed payments, we also apply the criteria of paragraph .08 of SOP 97-2 identical to the above application, with the following exception -

•
The vendor’s fee is fixed or determinable. The vendor’s fee is based on the agreement, which typically stipulates that the republisher will pay us a percentage of their sales of the products that have been licensed. We therefore recognize revenue when we receive the sales and royalty statements from the republisher.

OEM Revenue treatment. We also on occasion, but not often, enter into agreements with original equipment manufacturers (OEM contracts), which provided under 0.5% of total 2004 fiscal year revenue. Typically, these contracts allow the licensee to make copies of one or more of our products to be included free-of-charge in the package of a hardware product. The fee paid to us is usually a set amount for a certain number of copies. This fee is due at the time that we provide the master of the product to the licensee. We recognize revenue for the entire fee at the time that the fee is due. We do so in accordance with paragraph 42 of SOP 97-2, which states:

“If the arrangement is based on a price per product (not a price per copy), the portion of the fee allocated to a product should be recognized as revenue when the product is delivered... “

If the licensee is allowed to make more copies of the product than the amount specified in the contract for which they have paid the fee, a per unit amount is reported and paid to us, and we recognize that additional revenue when we receive the report.

ITEM 3.

Comment: We note that you offer your customers returns, price discounts, rebates and stock balancing arrangements. Describe these offerings in more detail and explain to us how each affects the timing of your revenue recognition. Explain how your accounting for these offerings complies with the relevant accounting literature.

Answer:

We will go through the different arrangements in order and refer to the appropriate literature as we proceed.

Returns. Direct sales are made to endusers and indirect sales are made to resellers and distributors. Endusers have the right to return product within 30 days of the sale. Resellers have a limited right of return that varies according to the selling arrangements made with the resellers.

FAS 48 addresses the issue of revenue recognition when the right of return exists. Conditions that must be met for revenue to be recognized at the time of the sale if the buyer has a right of return are listed as follows -

•	The seller’s price to the buyer is fixed or determinable at the time of the sale.

•	The buyer is obligated to pay the seller and payment is not contingent on resale of the product

•	The buyer’s obligation is not effected by the event of theft, damage or destruction of the product

•	The buyer has economic substance apart from that provided by the seller.

•	The seller does not have a future obligation to bring about the resale of the product.

•	The amount of future returns can be reasonably estimated.

For sales to endusers and resellers, all of the conditions for revenue recognition at the time of sale are met. The amount of future returns can be reasonably estimated because the factors that could impair the ability to do so, as stipulated in paragraph 8 of FAS 48, are not present or can be overcome, as follows -

•
Susceptibility of the product to external conditions, such as obsolescence or decrease in demand. Products are rendered obsolete and demand declines when new versions are released. Planning for new product releases includes allowing endusers free upgrades and increasing returns reserves for resellers.

•	Relatively long period of time in which products can be returned. This factor does not apply to resellers and endusers.

•
Absence of historical experience. This factor does not apply to resellers who are well established customers or to endusers. If return privileges are given to resellers that are new customers, reserves would be adjusted for increased exposure.

•	Absence of large volume of relatively homogenous transaction. This factor does not apply to resellers and end-users.

For sales to distributors, not all of the conditions for revenue recognition at the time of sale are met. Distributors exercise significant, and in some cases unlimited, rights of return. Consequently, revenue is not recognized at the time of sale, but is recognized as described in the answer to Comment #1.

Discounts

Various sales discounts are provided to distributors and resellers. These discounts include cash discounts when invoices are paid; discounts on products sold by distributors to educational and governmental entities; and, discounts on products sold by distributors to certain retailers. Our accounting treatment of discounts conforms to that prescribed by EITF 01-09, which states -

•
“9. The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling process of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

Co-op Advertising

We also have discounts from distributors for co-op advertising. Co-op advertising discounts are recorded as reductions in revenue unless the following two conditions stipulated in paragraph 9 of EITF 01-09 are met -

•	An identifiable benefit is received in exchange for the discount.

•	The fair value of the benefit can be reasonably estimated.

In the event that the above two conditions are met, we record the discount as an expense. Co-op advertising discounts that are recorded as expenses typically relate to catalog and newspaper advertising featuring our product and brand name, for which we receive proof of publication.

Rebates

Rebates are offered through distributors and retailers for very limited time periods. We account for rebates in accordance with paragraph 9 of EITF 01-09 by recording all rebates as reductions to revenue. Rebate response rates are estimated at the time the rebate program occurs. Adjustments are recorded based on the actual amount of rebate payments. At the end of each quarter, we review the invoices from our rebate processing vendor for the month subsequent to the quarter-end to confirm that we have adequately accrued for rebates for the quarter.

Stock Balancing Arrangements

On occasion, stock balancing arrangements are made with customers. Paragraph 51 of SOP 97-02 prescribes that exchanges of software products for dissimilar software products or software products with differences in price, functionality or features are considered returns. Accordingly, stock balancing transactions are recorded as returns in conformity with FAS 48 and are reserved accordingly.

ITEM 4.

Comment: We note that you have recorded unrealized gains on marketable securities of approximately $2.0 million in your statement of operations for the year ended June 30, 2004. If your marketable securities are available-for-sale securities, tell us how your accounting for the unrealized gains in your statement of operations complies with paragraph 13 of FAS 115.

Answer: Beginning in September 2003, we invested a portion of our funds not needed for current operations in marketable securities. All investments in securities are bought and sold through a registered broker and held principally for the purpose of selling them advantageously in the near term. Since we began investing excess funds, we have bought and sold positions within the portfolio every month, thus continually changing our stock positions. Therefore, the investments in securities are classified as trading securities as defined in paragraph 12.a. of FAS 115. The unrealized holding gains and losses of these securities have been included in earnings in accordance with paragraph 13 of FAS 115.

Some of the securities were held in escrow in accordance with the ArtToday Stock Purchase Agreement dated June 24, 2003. We had the option to exchange cash for all securities held in escrow based on the value of the securities at the time they were placed in escrow per Section 1.(d) 0f the Escrow Agreement, as follows -

“The Seller may at any time and from time to time replace any shares constituting the initial Stock Escrow Deposit with cash . . . equal to the closing market value of the Replaced Shares as of the Closing Date.”

At all relevant times we had the cash resources available to effect such exchange. Consequently, these securities were determined to have all of the characteristics of trading securities and the unrealized holding gains and losses of these securities were included in other income and expense. As of October 4th, 2004, all of these securities had been transferred out of escrow in exchange for cash and sold over the following months.

Paragraph 12. b. of FAS 12 defines available-for-sale securities, as follows -

•	“Available-for-sale securities. Investments not classified as trading securities (nor as held-to-maturity securities) shall be classified as available-for-sale securities.

Based on our analysis, for the years ended June 30, 2004 and 2003 through the current period, we had no investments that should be classified as available-for-sale securities.

ITEM 5.

Comment: You indicate that you "revised" your accounting treatment with regard to fees paid to your third party E-commerce solution provider. Explain to us the basis for this revision and refer to the accounting literature that supports both your revised accounting and your characterization of the revision as a reclassification.

Answer: In fiscal year 2001, we entered into an agreement with a third party e-commerce solution provider, whereby they would perform the following services -

•	Process customer orders received via our website, including fulfilling and shipping the orders

•	Invoice and collect payment for orders processed. Payment is made primarily by credit card. Payments are deposited into our e-commerce solution provider’s bank accounts.

•
Provide detailed reports of all transactions encompassing all relevant sales information, including customer name, address and product sold. These reports had to be provided in a format that would allow us to upload the information into our customer service and marketing database.

•	Maintain a database of all relevant customer information, which we jointly own and to which we have complete access.

In return for providing these services, our e-commerce solution provider deducted a percentage of the sales value of the orders processed, and paid us the net in monthly, and then, semi-monthly, payments. We provided customer service arising from the sales of product through our e-commerce solution provider.

During fiscal years 2001 through 2003, we accounted for these sales by recording the net amount received from our e-commerce solution provider. In applying this accounting treatment, we considered our e-commerce solution provider to be our customer and our revenue the amount paid to us by this customer. We used this accounting treatment with reference to paragraph 83.a. of CON 5, as follows -

•	Revenues and gains are realized when products (goods or services), merchandise, or other assets are exchanged for cash or claims to cash.

Following a thorough review of our business relationship with our e-commerce solution provider, the services provided by our e-commerce solution provider, and other pertinent information, we determined that our e-commerce solution provider was more accurately classified as our selling agent. As a result, we revised the accounting treatment to record in our revenue the gross amount of customer orders processed by our e-commerce solution provider and recording the amount deducted from our payments from our e-commerce solution provider as a sales commission. In reaching this conclusion, we referred to the indicators listed in EITF 99-19, as follows -

Indicators of Gross Revenue Reporting

•	The company is the primary obligator in the arrangement

•	The company has general inventory risk

•	The company changes the product or performs part of the service

•	The company is involved in the determination of the product or service specifications

•	The company has physical loss inventory risk

Indicators of Net Revenue reporting

•	The amount the company earns is fixed

In determining the applicability of the EITF 99-19 to our business arrangement with our e-commerce solution provider, we considered the following factors -

•
We are responsible for ensuring that our e-commerce solution provider has the products it needs to process the customer orders. We are also responsible for the acceptability of the products, the product representations and the terms of the sales contracts.

•	Our e-commerce solution provider does not purchase the products sold to customers. We ship our products to their warehouse free-of-charge.

•	We establish the pricing that our products will be sold to customers

•	We determine the characteristics of and assemble the products

•	We do not transfer title of the products to our e-commerce solution provider

•	Our e-commerce solution provider earns a stated percentage of the amount billed to the customer

Paragraph 16 of APB 20 states -

•
16. The presumption that an entity should not change an accounting principle may be overcome only if the enterprise justifies the use of an alternative acceptable accounting principle on the basis that it is preferable.

We believe that our change in accounting was appropriate because the relationship of our e-commerce solution provider to our business is more that of a selling agent than a customer.

We characterized this change in accounting principle as a reclassification by considering that there was no change in net income. Previously, we had netted the percentage of the sales retained by our e-commerce solution provider against revenues. We now classify that amount as a sales and marketing commission expense. We also revised the presentation of the prior year’s results of operations to reflect the change in accounting principle. In doing so, we referred to paragraph 27 of APB 20, which states -

•	Certain changes in accounting principle are such that the advantages of retroactive treatment in prior period reports outweigh the disadvantages.

We felt that the advantages of presenting the prior year’s results of operations to reflect the change in accounting principle outweighed the disadvantages. Insofar as the change resulted in an adjustment to net revenue, we felt that the readers would find the financial statements much more useful if the information was comparative. We therefore used the same method in calculating the net revenue for each of the periods presented in the income statement

ITEM 6.

Comment: We note that you retained a 10% interest in Keynomics, L.L.C. and have a nonexclusive licensing agreement to sell and distribute subscriptions for one of Keynomics products. Tell us how you considered paragraph 42 of SFAS 144 when classifying Keynomics as a discontinued operation.

Answer: We accounted for the disposal of Keynomics, Inc. in accordance with paragraph 42 of FAS 144, which stipulates the following two conditions that must be met for the results of operations of a component of an entity to be reported in discontinued operations -

•	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

•	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In July 2004, in an arm’s-length negotiated contract, we sold the assets and customer related liabilities of our wholly owned subsidiary Keynomics, Inc. to Keynomics, L.L.C., the acquiring entity which was formed by the majority purchasers for the purpose of purchasing Keynomics, Inc. At that time, the operating results and cash flow were eliminated from ongoing operations. The concurrent acquisition of 10% of Keynomics, L.L.C. did not allow us to have any control or ability to exercise influence over that entity. Our view that this was a minority, passive investment providing additional non-cash consideration to facilitate the transaction is consistent with paragraph 17, APB 18 and matched the facts. Keynomics is managed by a Board. We do not have the voting power to elect a Board member. We take no active interest in the management of Keynomics, LLC and do not have the power to influence its management.

The licensing agreement to distribute one of Keynomics products on a non-exclusive basis was negotiated with Keynomics L.L.C’s management and was negotiated on an arms length basis. We have no indication that the terms of this agreement are preferential or otherwise provide IMSI with benefits which other actual or potential licensors would not be able to negotiate. As the agreement is non-exclusive, the agreement does not enable us to exert any influence or control over Keynomics, L.L.C.

Based on these facts, we recorded Keynomics, Inc. as discontinued operations in conformity with the requirements of paragraph 42 of FAS 144.

ITEM 7.

Comment: We note that a portion of the consideration received in your disposition of ArtToday was placed in escrow and approximately $500,000 remained there as of June 30, 2004. Explain to us how you accounted for the amounts held in escrow and indicate whether these were included as part of your initial gain on the sale. Refer to the authoritative literature you used to support your accounting treatment.

Answer: In June 2003, we sold our wholly-owned subsidiary ArtToday, Inc. to Jupitermedia Corporation under the terms of the ArtToday Stock Purchase Agreement dated June 24, 2003. Article II. Section 2.2 (b) (c) of this agreement stipulated that $1,300,000 and a stock certificate for 250,000 shares of Jupitermedia Corporation, which were included in the purchase price, would be delivered to the escrow agent and held in escrow in accordance with the terms of the Escrow Agreement executed in conjunction with the purchase agreement.

The Escrow Agreement stipulates in section 4 that Jupitermedia may request payment from the escrow account if it determines it is entitled to an indemnification payment under Article X of the Purchase Agreement, to which we may make a written objection. There were never any claims made by Jupitermedia and, as of June 30, 2005, all of the cash and stock held in the escrow account has been distributed to us.

Article X of the Purchase Agreement requires indemnification by us for damages arising from breach or incorrectness of the representations and warranties contained in Article III of the Agreement and specifies the claim process in the event that any breach occurs. Article III is composed of thirty-four representations and warranties made by IMSI. We knew beyond a reasonable doubt that we were able to comply with and fulfill all of the representations and warranties included in the contract. The only exception pertained to the existence of any liabilities which were unknown to IMSI at that time of sale and which, based on our analysis as subsequently confirmed by a lack of any claim, were not material to either the escrow or the purchase price..

The amounts held in escrow were included in the initial amount of the gain from the sale of ArtToday, Inc. Our accounting treatment was based on paragraph 78 of APB 16, which states -

•
Consideration which is issued or issuable at the expiration of the contingency period or which is held in escrow pending the outcome of the contingency period should be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.

Because we knew that we were able to comply with and fulfill all of the representations and warranties, and were highly confident of the accuracy of all of our representations in the agreement, we included the amounts held in escrow in the proceeds from the sale of ArtToday, Inc. We also relied on paragraph 5 of FAS 38, which stipulates that a contingency shall be included in the allocation of the purchase price only if the following conditions are met -

•	. . . it must be probable that one or more future events will occur confirming the existence of the asset, liability, or impairment.

•	The amount of the asset or liability can be reasonably estimated.

Because it was not likely that a future event would confirm the existence of a liability for which the purchaser could make a claim and the amount of any such liability could not be reasonably estimated, we considered the cash and stock held in escrow to be recognizable proceeds at the time of the sale.

ITEM 8.

Comment: We note that it appears you have included amounts held in escrow as consideration paid upon acquisition and allocated this consideration as part of your initial purchase accounting. Tell us how you considered paragraph 26 of SFAS 141 in determining when to record these escrow amounts as consideration.

Answer: We made several acquisitions during our 2004 fiscal year. The agreements for several of these acquisitions stipulated that a portion of the payment would be held in escrow for certain time periods, during which we could make claims for any breach by the sellers of their representations and warranties. We entered into escrow agreements with the sellers and escrow agents and disbursed funds into escrow accounts according to the terms of the purchase documents. The escrow accounts were explicitly, per the purchase contracts, not our property and were not included in our assets.

We present as a representative example of an escrow arrangement the following excerpt from the Allume Systems, Inc. (“Allume”) acquisition agreement -

•
Section 9.4. Establishment of Escrow. Immediately upon the Closing, the Purchaser shall cause to be delivered to the Escrow Agent, by wire transfer of immediately available funds, the remaining amount of the Cash Consideration, constituting $150,000 (the “Cash Escrow Amount”) and the Second Note, to be held in escrow in accordance with the terms of the Escrow Agreement.

The Allume transaction escrow agreement referenced by the acquisition agreement above included the following -

•
Section 1. Appointment of the Escrow Agent. The Purchaser and Seller hereby designate and appoint the Escrow Agent as escrow agent to act in accordance with the terms of this Agreement, and the Escrow Agent agrees to act as such escrow agent on the terms, conditions and provisions provided in this Agreement.

•	Section 1. (a) The Escrow Agent shall hold, invest, reinvest, administer, distribute and dispose of the Escrow Agreement in accordance with the terms and conditions of this Agreement.

We had no reason to believe that the sellers would breach their agreements, or that their representations and warranties would prove incorrect. In fact, we never made any claims against any of the escrow accounts.

We included the funds deposited into the escrow account in the purchase price of the acquisition at the time of the acquisition. Our accounting treatment was based on paragraph 5 of FAS 38, as referenced above. We also considered the fact that any claim that we may have made against the escrow would have been for unknown pre-acquisition liabilities, which we would have had to pay and treat as additional amounts paid for the acquisition but for the escrow. Therefore, any possible claims would not have changed our basis the acquisition because the escrow claims would be necessarily based on pre-acquisition liabilities.

Paragraph 26 of SFAS 141 states -

•	The contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable.

We had issued all of the consideration by putting the cash into escrow accounts that were then administered by an escrow agent as stipulated by escrow agreement entered into at the time of the acquisitions. Insofar as the occurrence of any possible contingency that could result in the escrow funds being claimed by us was unknowable and immeasurable, we did not determine the funds put into escrow to be contingent consideration.

ITEM 9.

Comment: Tell us why you believe that the trademarks acquired in connection with the Allume acquisition should be deemed intangible assets with indefinite useful lives. Tell us why you believe that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful life of these intangible assets.

Answer: In determining that that the trademarks acquired in connection with the Allume acquisition were intangible assets with indefinite useful lives, we considered the following sections of FAS 142 -

•
11. If no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the assets should be considered to be indefinite.

•	Example 7. The trademark could be deemed to have an indefinite useful life because it is expected to contribute to cash flow indefinitely.

We engaged in extensive due diligence analyses before acquiring Allume and employed an independent appraisal company to determine the allocation of the purchase price to the assets acquired in the purchase. Allume owns many branded products which have dominated their market niche for many years. We are unaware of any factors that would prevent the realization of sales of these products at or above their historical levels for the indefinite future. Consequently, we believe that these trademarks have indefinite lives.

ITEM 10.

Comment: We note that you did not disclose the basis for determining the value of the shares issued in the Allume acquisition in accordance with paragraph 51(d) of SFAS 141. Tell us how you considered the provisions of EITF 99-12 in determining the value of these shares.

Answer: We valued the shares issued in the Allume acquisition in accordance with paragraph 4 of EITF 99-12, which states -

•
…the value of the acquirer’s marketable equity securities issued to effect a purchase business combination should be determined, pursuant to the guidance in paragraph 74 of Opinion 16, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced.

We agreed to the terms and announced the acquisition of Allume on April 19, 2004. Under the terms of the agreement, we issued 2,317,881 unregistered shares of our common stock to the sellers. The number of shares issued resulted from arms length negotiations with the seller primarily with reference to the then current trading price of our common stock. We valued these shares at the average market price of our stock for the three days before we had agreed to and announced the acquisition. We calculated the value as follows -

Number of common stock shares issued	2,317,881

Average common stock share price	$1.68

Value of common stock shares issued	$3,894,040

We would intend to disclose the basis for determining the value of the shares issued in any future acquisition in accordance with paragraph 51(d) of SFAS 141

ITEM 11.

Comment: Tell us how you determined the fair value of the convertible notes issued in connection with the Allume acquisition. Indicate whether the conversion feature was in-the-money at the acquisition date and, if so, explain how you applied the provisions of EITF 98-5 and EITF 00-27- In addition, explain to us how the agreement to pay 5% liquidated damages to Aladdin Holdings in the event that you were delinquent in your registration obligation affected your classification of the common stock issued in the acquisition.

Answer: In conjunction with the acquisition of Allume, we delivered two convertible secured promissory notes payable to the seller. We determined the fair value of these convertible notes based on the fact that they were interest-bearing at a fair market interest rate. Therefore, we recorded the notes at face value.

The basic conversion feature of these notes is described identically in paragraph 3 of each note, as follows -

•
“The Holder, at the Holder’s option, at any time from the date hereof, shall have the right to convert the then-outstanding Principal Amount and any interest accrued thereon (or any portion hereof) into shares of the Company’s Common Stock, no par value (“Common Stock”) at a price of $3.00 per share (the “Conversion Price”).”

•	The company could also convert the notes at a price of $4.00 per share.

As of the acquisition date, the conversion feature was not in-the-money, nor has it ever been in-the-money since the notes were issued. As of July 1, 2005, we had paid the principal and all of the accrued interest of these notes in full.

With respect to the classification of the common stock issued in the Allume acquisition, we considered the following: A Registration Rights Agreement was executed in conjunction with the acquisition agreement which stipulated a deadline by which we would have to file a registration statement and by which it would be declared effective for the shares issued in the acquisition agreement. If we failed to do so, we would pay as liquidated damages an amount per month of 5% of the value of these shares until the registration statement was filed. We considered the provisions of EITF 00-19 in determining the classification of the shares issued in the acquisition. The shares are considered equity under EITF 00-19 and, therefore, should be treated separately from the registration agreement.

We considered the liquidated damages that could arise from a failure to file a registration statement and have it declared effective as a contingent liability that was neither probable nor capable of being estimated. Accordingly, we did not record a liability for liquidated damages based on the registration right. In actuality, we filed the registration statement with the SEC on September 29, 2004 which was declared effective on November 4, 2004 substantially within the time period allowed under the agreement, as amended.

ITEM 12.

Comment: Please explain to us how you determined that your Section 302 certifications conform to the format provided in Item 601(b)(31) of Regulation S-B. As part of your response, clarify for us whether “internal controls” refer to "disclosure controls and procedures;” "internal control over financial reporting" or both.

Answer: We have determined that our Section 302 certifications did not conform to the format provided in Item 601(b) (31) of Regulations S-B and this reflected a superseded form of certification which should have been replaced in our filings.

We will revise our future filings to include disclosure exactly in the language of the Regulation, as modified in paragraphs 4 and 4(b) to reflect our status as a non-accelerated filer or 10-KSB filer under the extended compliance period. We have further determined that our actual practice would have permitted us to file a conforming 302 certification.

In our certification in paragraph 5, we used the phrase “internal controls” without further qualification. Our use of this phrase was intended to refer to “internal control over financial reporting”.

ITEM 13.

Comment: We note that you present the non-GAAP measure EBITDA which excludes interest, amortization, depreciation and “non-recurring items". Tell us more about these non-recurring items and explain your basis for referring to these items as non-recurring. In addition, tell us how you considered the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Questions 8, 9 and 15 of the related Frequently Asked Questions.

Answer:

First, our explanation of how the EBITDA measure was arrived at. Our calculation of EBITDA excluding non-recurring items for the quarters ended March 31, 2005 and 2004 was, as follows -

			Quarter Ended
	Quarter Ended March 31,		December 31,
	2005	2004	2004

Net Income (Loss) from Continuing Operations	($386,000)	$548,000	$129,000

Net Interest Expense (Income)	42,000		57,000
Taxes	2,000	34,000	3,000
Depreciation	56,000	32,000	56,000
Amortization	441,000	190,000	440,000

EBITDA Before Non-Recurring Items	155,000	804,000	685,000

Non-Recurring Items
Realized/Unrealized Gain (Loss) from Sale of Marketable Securities	277,000	(1,764,000)	(471,000)
Stock-Based Compensation Expense	16,000	20,000	9,000

EBITDA After Non-Recurring Items	$448,000	($940,000)	$223,000

We included in the text of the press release the information needed to reconcile the current quarter loss of ($386,000), calculated in accordance with GAAP, to EBITDA excluding non-recurring items, of $448,000 by disclosing the amount of the items excluded, which was $834,000. The amounts used to calculate EBITDA excluding non-recurring items were derived from the financial records prepared in accordance with GAAP.

Realized/Unrealized Gain (Loss) from Sale of Marketable Securities was the greater part of the adjustment items.

Stock-based compensation includes -

•
Charges for warrants and options granted to consultants and other third parties. The valuation of these options and warrants are determined using Black Scholes methodology. Charges are recorded when vesting occurs.

•	Adjustments made in the value of variable options.

Second, we now discuss our basis for referring to these items as non-recurring. As our attention is directed to this issue by the Staff, we believe the proper practice would be not to refer to these items as non-recurring. Our intent was to assist the reader by eliminating gains and losses from marketable securities [as unreflective of our business operations] and stock-based compensation [as non-cash] in a shorthand fashion to supplement the GAAP disclosure and provide useful core business information. We believed this to be consistent with our interest in making the most meaningful disclosures to investors. We also provided significant detail in the financial statements released at that time.

Third, how we intend to treat this issue going forward.

We believe that investors are interested in cash based measures and their common usage by investors demonstrates that many investors find it a helpful piece of additional information in their evaluation of a company’s financial viability. We also share the Commission’s interest in transparency and disclosure, set out below.

Item 10(e)(1)(i) of Regulations S-K requires -

•
A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

•
A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations.

Regulation S-K frequently asked questions (Item 10(e) of Regulation S-K) states:

Answer 8: Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

Answer 9: For many years, staff practice has been to object to the use of non-GAAP financial measures that eliminate the effect of recurring items by describing them as non-recurring. Management should consider the substantive nature of the item when determining whether to classify it as recurring or non-recurring. Merely labeling an item as non-recurring does not make it so.

Answer 15: Because EBIT and EBITDA exclude recurring charges, companies should consider the answer to Question 8 if they intend to use EBIT or EBITDA as a performance measure. If a company is able to justify such use, EBIT or EBITDA should be reconciled to net income as presented in the statement of operations under GAAP. Operating income would not be considered the most directly comparable GAAP financial measure because EBIT and EBITDA make adjustments for items that are not included in operating income.

We would submit any future Forms 8-K with detail of management’s reasons for including a non-GAAP measure, as per the example attached.

We trust that we have addressed your comments with our responses. If you have any further comments, please contact me at (415) 878-4011 or Robert O’Callahan, Chief Financial Officer, at (415) 878-4024.

Very truly yours,

International Microcomputer Software, Inc.

/s/ Martin Wade III

Martin Wade III
Chief Executive Officer

Example of planned future disclosure referenced in response to Comment 13.

Addition to Form 8-K Item 7.01 (illustration)

ITEM 7.01 REGULATION FD DISCLOSURE (INFORMATION FURNISHED PURSUANT TO ITEM 12, "DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION").

…

The Company includes the use of a non-GAAP financial measure in the attached exhibit. In accordance with Item 10(e)(i) of Regulation S-K, IMSI is required to provide a statement disclosing the reasons why management believes that presentation of non-GAAP financial measures provides useful information to investors regarding the Company’s results of operations.

IMSI management evaluates and makes operating decisions using various operating measures. These measures are generally based on the revenues and certain costs of its operations, such as cost of goods sold and selling, general and administrative expenses. One such measure is GAAP net income (loss) as adjusted for certain non-cash activity and taxes, which is a non-GAAP financial measure under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. This measure consists of GAAP net income (loss) from continuing operations excluding as applicable, interest, taxes, depreciation, amortization, restructuring charges (severance and benefits, excess facilities and asset-related charges), investment related losses (gains), impairment charges for goodwill and intangible assets, and losses (gains) on the extinguishment of debt.

Management believes it is useful in measuring IMSI’s operations to identify these factors and provide them to the market in a summarized form.

Management believes that GAAP net income (loss) as adjusted for certain non-cash activity and taxes provides useful supplemental information to management and investors regarding the performance of the company’s business operations and facilitates comparisons to our historical operating results. Management also uses this information internally for forecasting and budgeting. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance prepared in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within the attached press release with their most directly comparable GAAP financial results.

…

Addition to press release (illustration)

Non-GAAP Information

▪
GAAP net income (loss) when adjusted for certain non-cash activity and taxes totaling $834,000, was a positive $448,000, an improvement from a negative $940,000 from the same quarter of the prior year and a positive $224,000 from the quarter ended December 31, 2004.

…

In addition to disclosing results determined in accordance with generally accepted accounting principles (GAAP), IMSI also discloses non-GAAP results of operations that exclude certain items. By disclosing this non-GAAP information, management intends to provide investors with additional information to further analyze the company’s performance, core results and underlying trends. Management utilizes a measure of net income on a non-GAAP basis that excludes certain charges to better assess operating performance.

Non-GAAP information is not determined using GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the following table for a reconciliation of this non-GAAP amount to amounts reported under GAAP.

			Quarter Ended
	Quarter Ended March 31,		December 31,
	2005	2004	2004

Net Income (Loss) from Continuing Operations	($386,000)	$548,000	$129,000

Net Interest Expense (Income)	42,000		57,000
Taxes	2,000	34,000	3,000
Depreciation	56,000	32,000	56,000
Amortization	441,000	190,000	440,000

EBITDA	155,000	804,000	685,000

Non-Cash Items
Realized/Unrealized Gain (Loss) from Sale of Marketable Securities	277,000	(1,764,000)	(471,000)
Stock-Based Compensation Expense	16,000	20,000	9,000

Net income (loss), adjusted for certain non-cash activity and taxes	$448,000	($940,000)	$223,000